Exhibit (a)(5)(E)

HelpSystems Completes Tender Offer to Acquire GlobalSCAPE to Grow Data Security Portfolio

MINNEAPOLIS, MN (August 28, 2020)—HelpSystems today announced the successful completion of its cash tender offer for all of the outstanding shares of common stock of managed file transfer solutions provider GlobalSCAPE, Inc. (NYSE American: GSB) at a purchase price of $9.50 per share in cash. HelpSystems’ tender offer expired at one minute after 11:59 p.m. New York City time, on August 27, 2020.

GlobalSCAPE is a leader in the secure managed file transfer software industry, helping organizations secure movement, automation, and integration of data no matter where it resides. This acquisition augments HelpSystems’ data security business that includes data loss prevention and data classification software.

“We are excited to bring the secure file transfer solutions and expertise of GlobalSCAPE together with our robust suite of data loss protection and data classification technology,” said Kate Bolseth, CEO, HelpSystems.

GlobalSCAPE joins HelpSystems’ leading managed file transfer solution, GoAnywhere MFT, Clearswift data loss prevention, and data classification solutions from Titus and Boldon James. Together these solutions deliver unparalleled cybersecurity defense options to organizations worldwide.

The depositary for the tender offer has advised HelpSystems that, as of the expiration of the tender offer, a total of approximately 14,899,635 shares of common stock of GlobalSCAPE were validly tendered and not withdrawn from the tender offer, representing approximately 78.81 percent of the outstanding shares of common stock of GlobalSCAPE on a fully diluted basis. All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer, and HelpSystems expects to promptly pay for such shares.

HelpSystems expects to complete the acquisition of GlobalSCAPE today through a short-form merger of HelpSystems’ wholly-owned subsidiary with and into GlobalSCAPE in which all shares not tendered into the offer will be canceled and converted into the right to receive cash equal to a purchase price of $9.50 per share, subject to any required withholding of taxes, net to the seller in cash without interest. Upon completion of the merger, GlobalSCAPE will become a wholly-owned subsidiary of HelpSystems and the common stock of GlobalSCAPE will cease to be traded on NYSE American. Post-closing, GlobalSCAPE will focus on providing the most comprehensive collection of trusted security and automation solutions to customers worldwide.

About HelpSystems

HelpSystems is a software company focused on helping exceptional organizations Build a Better IT™. Our cybersecurity and automation solutions simplify critical IT processes to give our customers peace of mind. We know IT transformation is a journey, not a destination. Let’s move forward. Learn more at www.helpsystems.com.

About GlobalSCAPE

GlobalSCAPE is a pioneer in securing and automating the movement and integration of data seamlessly in, around and outside organizations, between people and places, in and out of the cloud. Founded in 1996, GlobalSCAPE’s data exchange and integration software and cloud services are trusted by thousands of customers worldwide, including global enterprises, governments, and small and medium enterprises.

Headquartered in San Antonio, TX, GlobalSCAPE has consistently been named a top workplace by Computerworld, the San Antonio Business Journal, Texas Monthly, and the San Antonio Express-News, among others.

Media Contacts

Mike Devine
Vice President, Marketing
mike.devine@helpsystems.com

Mark Hood
Chief Operating Officer
GlobalSCAPE
mhood@globalscape.com